Filed Pursuant to Rule 433

Registration Nos. 333-236217 and 333-236217-01

September 23, 2020

BROOKFIELD FINANCE INC.

US$500,000,000 3.500% NOTES DUE 2051

PRICING TERM SHEET

September 23, 2020

Issuer:	Brookfield Finance Inc.

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Security:	3.500% Senior Unsecured Notes due 2051

Expected Ratings*:	Baa1 (stable) (Moody’s Investors Service, Inc.) A- (stable) (S&P Global Ratings) A- (stable) (Fitch Ratings, Inc.) A (low) (stable) (DBRS Limited)

Ranking:	Senior Unsecured

Size:	US$500,000,000

Trade Date:	September 23, 2020

Expected Settlement Date**:	September 28, 2020 (T+3)

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

Maturity Date:	March 30, 2051

Coupon:	3.500%

Interest Payment Dates:	March 30 and September 30, commencing March 30, 2021

Price to Public:	99.313%

Benchmark Treasury:	UST 1.25% due May 15, 2050

Benchmark Treasury Price & Yield:	95-16;1.437%

Spread to Benchmark Treasury:	+ 210 basis points

Yield:	3.537%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to September 30, 2050 (six months prior to maturity), treasury rate plus 35 basis points

Par Call:	At any time on or after September 30, 2050 (six months prior to maturity), at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:	The net proceeds from the sale of the notes will be used for general corporate purposes

CUSIP/ISIN:	11271L AF9 / US11271LAF94

Joint Book-Running Managers:	Deutsche Bank Securities Inc. BofA Securities, Inc. Wells Fargo Securities, LLC

Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Itau BBA USA Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and the guarantor have filed a joint registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. (toll free) at 1-800-503-4611 or by emailing prospectus.CPDG@db.com or by calling BofA Securities, Inc. (toll free) at 1-800-294-1322 or by emailing dg.prospectus_requests@bofa.com.